Exhibit 4.6

IHS Netherlands Holdco B.V.
Herikerbergweg 88
1101 CM
Amsterdam
www.ihstowers.com

To:Ecobank Nigeria Limited (the “Agent”)

14 November 2024

Dear Sir or Madam

Amendment letter 3 relating to the Facility Agreement (as defined below)

1.	Introduction
1.1

We refer to the up to NGN 165,000,000,000 term facility dated 3 January 2023 between, amongst others, IHS Netherlands Holdco B.V. (“Holdco”), IHS Holding Limited (the “Company”), each of IHS (Nigeria) Limited, IHS Towers NG Limited and INT Towers Limited as borrowers, the Agent and each of the financial institutions named therein as original lenders (the “Facility Agreement”).

1.2	Capitalised terms defined in the Facility Agreement shall have the same meaning when used herein unless expressly defined in this letter (the “Letter”).
1.3

The provisions of clause 1.2 (Construction) and clause 1.7 (Third party rights) of the Facility Agreement apply to this Letter as though they were set out in full in this Letter with all necessary consequential changes; and with references in that clause to “this Agreement” being construed as references to this Letter.

2.	Background
2.1	The Group has a number of intermediary Dutch holding companies within its group structure, including each of the Original Guarantors.
2.2

The Company has decided, as part of an ongoing review of its Group corporate structure, to redomicile each of the Relevant Obligors (as defined in paragraph 2.3 below)  to Mauritius, where some of its other intermediary group companies are also registered.  Due to applicable Dutch law procedures, the redomiciliation will be effected in a two-step process, whereby the relevant entities (noted in paragraph 2.3 below) will each redomicile into Luxembourg and shortly thereafter into Mauritius (together, the “Transaction”). The intention is for the redomiciled companies to then become UK tax resident, similar to the Company.

2.3

For the purposes of the Facility Agreement, the Transaction will be implemented for each of IHS Netherlands Holdco B.V., IHS Netherlands NG1 B.V., IHS Netherlands NG2 B.V. and Nigeria Tower Interco B.V., (each of which are Guarantors under the Facility Agreement) (the “Relevant Obligors”).

2.4

Corporate re-domiciliation or migration by way of continuation is the process by which a company moves its domicile from one jurisdiction to another by changing the country under whose laws it is registered or incorporated, while maintaining the same legal identity.  Upon the Transaction becoming effective for a Relevant Obligor, that Relevant Obligor will continue to exist (initially in Luxembourg for the interim period, and ultimately in Mauritius) with the same legal identity, shareholding structure, assets and liabilities.  In particular, under Luxembourg and Mauritian law, the Transaction does not operate to:

2.4.1	create a new legal entity;
2.4.2	prejudice or affect the identity or continuity of that Relevant Obligor as previously constituted;

2.4.3affect the property of that Relevant Obligor;

2.4.4

affect any appointment made, resolution passed or any other act or thing done in relation to that Relevant Obligor pursuant to a power conferred by any of the constitutional or other corporate documents of that Relevant Obligor or by the laws of The Netherlands under which that Relevant Obligor was previously incorporated and registered;

2.4.5	affect the shareholding structure of that Relevant Obligor; or
2.4.6	affect the rights, powers, authorities, functions, assets, liabilities or obligations of the Relevant Obligor.
2.5

As the terms of the Facility Agreement provide for restrictions in relation to the change of jurisdiction of incorporation of the Company, Holdco and the Guarantors, the purpose of this Letter is to seek the consent of the Lenders to authorise the Transaction.

2.6	In this Letter, “Effective Date” means the date upon which the Agent has countersigned this Letter.
3.	Consents
3.1

The Agent confirms that the consent of the Majority Lenders has been obtained to the Company implementing the Transaction in the form described in this letter (provided strictly that each such redomiciliation is carried out in a manner that would constitute a Permitted Redomiciliation under the Facility Agreement as amended by this letter) and the amendments of the Facility Agreement referred to below and accordingly, on behalf of itself and each of the Lenders, agrees with effect on and from the Effective Date that the amendments to the Facility Agreement set out in Schedule 1 (Amendments) of this letter shall be deemed made.

4.	Guarantee Confirmation
4.1	The Obligors’ Agent confirms that:
4.1.1

the guarantee and indemnity contained in clause 19.1 (Guarantee and Indemnity) of the Facility Agreement shall, after giving effect to the amendments effected by this Letter, on and after the Effective Date continue in full force and effect and extend to the liabilities and obligations of each of the Obligors under the Facility Agreement and the other Finance Documents each as amended pursuant to the terms of this letter; and

4.1.2	subject to the Legal Reservations, constitute legal, valid and binding obligations of the relevant Obligors enforceable in accordance with their terms.
5.	Representations and Warranties
5.1

The Obligor’s Agent represents and warrants to the Agent and to the Lenders that it has been, and remains, appointed and authorised to act as the Obligors’ Agent in accordance with clause 2.5 (Obligors’ Agent) of the Facility Agreement.

5.2	Each of the Repeating Representations shall be made on the Effective Date as if references to “this Agreement” in those Repeating Representations were references to this Letter.
6.	Miscellaneous
6.1	This Letter is a Finance Document.
6.2	From the Effective Date, the Facility Agreement and this Letter shall be read and construed as one document.
6.3	Except as otherwise provided in this Letter, the Financing Documents remain in full force and effect.
6.4

Except to the extent expressly waived in this Letter, no amendment or waiver of any provision of any Finance Document is given by the terms of this Letter and the Finance Parties expressly reserve all their rights and remedies in respect of any breach of, or other default under, the Finance Documents.

6.5	This Letter may be executed in any number of counterparts, and this has the same effect as if the signatures on the counterparts were on a single copy of this Letter.
7.	Governing law
7.1	This Letter and any non-contractual obligations arising out of or in connection with it are governed by English law.
7.2

Clause 33 (Notices), clause 38 (Confidentiality) and clause 43 (Enforcement) of the Facility Agreement shall apply to this Letter, mutatis mutandis, as if references in those provisions of the Facility Agreement to the Facility Agreement and Finance Document shall be construed as references to this Letter.

Please sign and return a copy of this Letter to confirm your acceptance and agreement to its terms and conditions.

Yours faithfully

/s/ Mohamad Darwish
Name: Mohamad Darwish

Title: Authorised Signatory

For and on behalf of

IHS Netherlands Holdco B.V.

/s/ Laurens Klein
Name: Laurens Klein

Title: Authorised Signatory

For and on behalf of

IHS Netherlands Holdco B.V.

/s/ Segun Anjorin
Name: Segun Anjorin
Title: AG head, Corporate Bank
For and on behalf of
Ecobank Nigeria Limited
as Agent

SCHEDULE 1

AMENDMENTS

The Facility Agreement shall be amended as follows:

1.	A definition of “Approved Jurisdiction” shall be added to clause 1.1 (Definitions) of the Facility Agreement, with the remaining definitions reordered alphabetically accordingly:

““Approved Jurisdiction” means any state which is a member state of the European Union, the United Kingdom, the Federal Republic of Nigeria, the Cayman Islands or Mauritius.”

2.	A definition of “Permitted Redomiciliation” shall be added to clause 1.1 (Definitions) of the Facility Agreement, with the remaining definitions reordered alphabetically accordingly:

““Permitted Redomiciliation” means any redomiciliation of any Obligor (other than the Borrowers or any Original Guarantor incorporated in Nigeria) or of any member of the Nigeria Group (other than any member of the Nigeria Group incorporated in Nigeria) from its jurisdiction of incorporation, provided that, where such Redomiciliation or other redomiciliation relates to an Obligor:

(a)	the relevant Obligor redomiciles within an Approved Jurisdiction;
(b)	no later than 15 Business Days prior to the proposed date for completion of the redomiciliation of the relevant Obligor taking effect, Holdco notifies the Agent of the proposed redomiciliation;
(c)

there is no change to the legal identity or assets or liabilities of the relevant Obligor (other than as permitted under paragraph (d) of the definition of Permitted Reorganisation), prejudice or effect on the identity or continuity or its properties as a result of such redomiciliation;

(d)

no Event of Default is continuing as at the date notice is provided under paragraph (b) above and no Default or mandatory prepayment event under Clause 8.1 (Change of Control) or Clause 8.2 (Sanctions) would occur as a result of such redomiciliation;

(e)	all assets of, and shares in, the relevant Obligor are not subject to Security under a Security Document at the date of completion of the redomiciliation;
(f)

the constitutional documents of the relevant Obligor and a legal opinion in form and substance satisfactory to the Agent (acting on the instruction of the Majority Lenders, acting reasonably) from legal advisers in the relevant jurisdiction of the redomiciliation are delivered to the Agent as soon as reasonably practicable (and in any event, within 30 days) following the date on which the relevant Obligor receives evidence of the completion of the final redomiciliation of the relevant Obligor; and

(g)

if the Agent (acting on the instructions of the Majority Lenders, acting reasonably and taking into account advice of the legal counsel to the Finance Parties in the relevant jurisdiction) requests any amendment to the Finance Documents that is necessary under the laws of the jurisdiction in which the final redomiciliation occurs in order to ensure that the rights, powers and remedies of the Finance Parties under the Finance Documents are not materially affected by such redomiciliation, the Agent and the Obligor shall enter into negotiations on a good faith basis (for a period of not more than 30 days) with a view to agreeing such amendments, and, after such redomiciliation has occurred in accordance with this definition, the jurisdiction of incorporation of the relevant Obligor shall be deemed to be the Approved Jurisdiction where such redomiciliation is completed for the purposes of this Agreement.”

3.	A definition of “Relevant Jurisdiction” shall be added to clause 1.1 (Definitions) of the Facility Agreement, with the remaining definitions reordered alphabetically accordingly:

““Relevant Jurisdiction” means in relation to an Obligor or member of the Nigeria Group:

(a)	its jurisdiction of incorporation and, following a Permitted Redomiciliation, its jurisdiction of domicile following that Permitted Redomiciliation; and
(b)	any jurisdiction where any asset subject to any Security created or expressed to be created by it under a Security Document is situated.”
4.	The definition of “Permitted Disposal” in clause 1.1 (Definitions) of the Facility Agreement shall be deleted in its entirety and replaced with the following:

“Permitted Disposal” means any sale, lease, licence, transfer or other disposal:

(a)	of assets by the Company or a member of the Nigeria Group in the ordinary course of trading or business activities;
(b)	by the Company to a member of the IHS Group, or between any members of the Nigeria Group;
(c)	of assets in exchange for other assets comparable or superior as to type, value or quality;
(d)	the decommissioning of any towers, including but not limited to in connection with tower consolidation purposes;
(e)	of obsolete or redundant assets no longer required for the relevant person’s business;
(f)	of Cash Equivalent Investments for a comparable amount of cash or in exchange for a comparable amount of other Cash Equivalent Investments;
(g)	arising as a result of the creation of any Permitted Security, a Permitted Payment, a Permitted Reorganisation or a Permitted Transaction;
(h)	of cash to the extent not otherwise prohibited by the terms of this Agreement (including by way of a Permitted Loan);
(i)	constituted by a licence of intellectual property rights;
(j)	constituted by a licence or sub-licence in the ordinary course of trading or business activities;
(k)	constituted by a lease or licence of real property arising in the ordinary course of trading or business activities of the disposing entity;
(l)	any share sale or issuance by the Company or share sale or issuance by any member of the Nigeria Group or arising as a result of any such share sale or issuance;
(m)

arising as a result of the sale of towers, provided that such towers are replaced by towers with an aggregate fair market value that is equal to or greater than the aggregate fair market value of the towers sold;

(n)

of trade receivables earned during a previous accounting period on a non-recourse basis (which may include recourse in respect of warranties and indemnities as to title and validity that are customarily provided in such non-recourse arrangements) and provided that such transaction does not have the commercial effect of a borrowing;

(o)

arising as a result of the disposition of receivables in connection with the compromise, settlement or collection thereof in the ordinary course of trading or business activities or in bankruptcy or similar proceedings and exclusive of factoring or similar arrangements;

(p)

arising as a result of the foreclosure, condemnation or any similar action with respect to any property or other assets or a surrender or waiver of contract rights or the settlement, release or surrender of contract, tort or other claims of any kind;

(q)

arising as a result of a seizure, expropriation, nationalisation, intervention, restriction or other action by or on behalf of any governmental, regulatory or other authority which in each case does not constitute an Event of Default pursuant to Clause 24.9 (Creditors’ Process) or Clause 24.12 (Expropriation);

(r)

of treasury shares by the Company or any member of the Nigeria Group that are held following the exercise, in each case on a “cashless” or “net exercise” basis, of any option to purchase corporate stock, shares or membership interests granted to any future, present or former employee, director, officer, contractor or consultant of any member of the  IHS Group pursuant to any employee benefit plans or arrangements, including for the purpose of satisfying any taxes (including estimated taxes) due as a result of the exercise of any such option;

(s)	to a Joint Venture, to the extent permitted by Clause 23.6 (Joint Ventures);
(t)	by the IHS Group (other than an Obligor) to the extent not otherwise restricted by the terms of this Agreement; and
(u)

arising under any single transaction or series of related transactions that involves assets having a fair market value of less than the greater of USD 25,000,000 (or its equivalent in other currencies) and an amount equal to zero point eight per cent. (0.8%) of Total Assets.”

5.	The definition of “Permitted Reorganisation” in clause 1.1 (Definitions) of the Facility Agreement shall be deleted in its entirety and replaced with the following:

“Permitted Reorganisation” means:

(a)	a reorganisation on a solvent basis involving the business or assets of, or shares of the Company or any member of the Nigeria Group:
(i)	where the Company or a member of the Nigeria Group (as applicable) remains the surviving entity and the Relevant Jurisdiction of the Company or such member of the Nigeria Group remains the same; and
(ii)	if such reorganisation has the effect of disposal of any business, assets or shares, where such disposal would be a Permitted Disposal; or
(iii)	if such reorganisation has the effect of an acquisition of any business, assets or shares, where such acquisition would be a Permitted Acquisition;
(b)	any transaction contemplated under paragraph (c) of the definition of “Permitted Transaction”;
(c)	a transfer of all of the issued share capital of the Company to a newly incorporated holding company, subject to the conditions in paragraph (d) of the definition of Change of Control;
(d)	any merger or reorganisation of two or more members of the Nigeria Group (either as part of or separate to a Permitted Redomiciliation) where either:
(i)	one of such members of the Nigeria Group is the surviving entity; or
(ii)	the issued share capital of all such entities is transferred to another existing member of the Nigeria Group or a newly incorporated entity,

in each case, provided that:

(A)	where a member of the Nigeria Group is the surviving entity, the jurisdiction of incorporation of such member of the Nigeria Group remains the same or is an Approved Jurisdiction;
(B)	where a newly incorporated entity is the surviving entity, its jurisdiction of incorporation is the same as that of any member of the Nigeria Group undergoing such merger or reorganisation or is an Approved Jurisdiction; and

(C)	where any such member of the Nigeria Group subject to such merger or reorganisation is an Obligor:
(1)	the surviving entity is an Obligor; or
(2)

if, as a result of the laws applicable in the jurisdiction of the entities subject to such merger or reorganisation, it is not possible for the surviving entity to effectively accede to this Agreement as a Guarantor prior to the date of such merger or reorganisation, the Company shall provide written notice to the Agent on or around the date of completion of the relevant merger or reorganisation of such merger or reorganisation occurring (the “Effective Reorganisation Date”) and procure that the surviving entity shall accede to this Agreement promptly and in any event within no more than 10 Business Days of the Effective Reorganisation Date;

(e)	a Permitted Redomiciliation; and
(f)	any other reorganisation approved by the Agent (acting on the instruction of the Majority Lenders).”
6.	The definition of “Permitted Transaction” in clause 1.1 (Definitions) of the Facility Agreement shall be deleted in its entirety and replaced with the following:

““Permitted Transaction” means:

(a)	any Financial Indebtedness incurred, guarantee or indemnity given, payment made, or other transaction arising, under the Finance Documents;
(b)

transactions (other than (i) any sale, lease, license, transfer or other disposal and (ii) the granting or creation of Security or the incurring or permitting to subsist of Financial Indebtedness) conducted in the ordinary course of trading or business of the Company or any member of the Nigeria Group on arm’s length terms;

(c)	the solvent liquidation or sale, lease, license, transfer or other disposal of Nigeria Tower Interco B.V.; and
(d)	a Permitted Redomiciliation.”
7.	Paragraphs (a) to (d) of clause 20.1 (Status) of the Facility Agreement shall be deleted in their entirety and replaced with the following:
“(a)

Other than in relation to the Company, it is a limited liability company, duly incorporated and validly existing under the law of its jurisdiction of incorporation (or, in the case of an Obligor (other than the Company) that has completed a Permitted Redomiciliation or a Permitted Reorganisation into an Approved Jurisdiction, a limited liability company duly incorporated or registered under the law of an Approved Jurisdiction).

(b)

In the case of the Company, it is an exempted company registered by way of continuation with limited liability, validly existing and in good standing under the laws of the Cayman Islands (or, in the case of the Company if it has completed a Permitted Redomiciliation or a Permitted Reorganisation into an Approved Jurisdiction, a limited liability company duly incorporated or registered under the law of an Approved Jurisdiction).

(c)	Each member of the Nigeria Group (other than an Obligor) is a limited liability company, duly incorporated and validly existing under the law of its jurisdiction of incorporation

(or, in the case of a member of the Nigeria Group (other than an Obligor) that has completed a Permitted Redomiciliation or a Permitted Reorganisation into an Approved Jurisdiction, a limited liability company duly incorporated or registered under the law of an Approved Jurisdiction).

(d)	It and each of its Subsidiaries has the power to own its own assets and carry on its business as it is being conducted.”
8.	Paragraph (a) (ii) of clause 20.5 (Validity and Admissibility in Evidence) of the Facility Agreement shall be deleted in its entirety and replaced with the following:
“(ii)

to make the Finance Documents to which it is a party, subject to the Legal Reservations and the requirement to stamp the Finance Documents in Nigeria, admissible in evidence in its Relevant Jurisdiction,”

9.	Clause 20.6 (Governing Law and Enforcement) of the Facility Agreement shall be deleted in its entirety and replaced with the following:
“(a)	Subject to the Legal Reservations, the choice of governing law of the Finance Documents as expressed in such Finance Document will be recognised in its Relevant Jurisdiction.
(b)

Subject to the Legal Reservations, any arbitral award or judgment obtained in relation to a Finance Document in the jurisdiction of the governing law of that Finance Document will be recognised and enforced in its Relevant Jurisdiction.”

10.	Paragraph (a)(ii) of clause 21.8 (“Know Your Customer” Checks) of the Facility Agreement shall be deleted in its entirety and replaced with the following:
“(ii)	a Permitted Redomiciliation or any change in the status of an Obligor or the composition of the direct or indirect shareholders of an Obligor after the date of this Agreement; or”
11.	Clause 23.1 (Authorisations and Consents) of the Facility Agreement shall be deleted in its entirety and replaced with the following:

“Each Obligor shall promptly obtain, comply with and do all that is necessary to maintain in full force and effect any Authorisations required under any law or regulation of its Relevant Jurisdiction to:

(a)	enable it to perform its obligations under the Finance Documents;
(b)	subject to the Legal Reservations, ensure the legality, validity, enforceability or admissibility in evidence of any Finance Documents; and
(c)	carry on its business save to the extent failure to do so would not reasonably be expected to have a Material Adverse Effect.”
12.	Clause 23.8 (Taxes) of the Facility Agreement shall be deleted in its entirety and replaced with the following:

“23.8Taxes

(a)

Each Obligor shall (and shall ensure that each member of the Nigeria Group will) pay and discharge all Taxes imposed upon it or its assets within the time period allowed without incurring penalties unless and only to the extent that:

(i)	such payment is being contested in good faith;
(ii)	adequate reserves are being maintained for those Taxes; and
(iii)	such payment can be lawfully withheld and failure to pay those Taxes would not be reasonably likely to have a Material Adverse Effect.

(b)	The Company will remain resident for Tax purposes only in:
(i)	the UK and (as a result of its registration by way of continuation in the Cayman Islands) the Cayman Islands; or
(ii)	the UK.
(c)

Each member of the Nigeria Group will remain resident for Tax purposes in its jurisdiction of incorporation or establishment or, following a Permitted Redomiciliation or Permitted Reorganisation by it in an Approved Jurisdiction, an Approved Jurisdiction.”

13.	Paragraph (a)(i) of clause 24.8 (Insolvency Proceedings) of the Facility Agreement shall be deleted in its entirety and replaced with the following:
“(i)

the suspension of payments, a moratorium of any indebtedness, winding-up, dissolution, administration or reorganisation (by way of voluntary arrangement, scheme of arrangement or otherwise) of the Company or any member of the Nigeria Group other than a solvent liquidation or reorganisation (including, for the avoidance of doubt, a Permitted Redomiciliation);”